-----------------------------------
                                                         OMB APPROVAL
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                                             OMB Number:     3235-0145
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                                             Estimated average burden
                                             hours per response............14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              Collagen Corporation
                    ---------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    ---------------------------------------
                         (Title of Class of Securities)

                                   194194-10-6
                    ---------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: The stock holdings represented herein reflect ownership as of December 31, 1997.

Reid W. Dennis (Reporting Person)
S.E.C. Account #0000903975

cc:    NASDAQ Operations Department
       Ms. Maria Goffman
       Ms. Joan Trampenau, Collagen Corporation


SEC 1745 (2/92)


                               Page 1 of 5 Pages

                                             -----------------------------------
                                                         OMB APPROVAL
                                             -----------------------------------
                                             OMB Number:     3235-0145
                                             Expires:        October 31, 1994
                                             Estimated average burden
                                             hours per response............14.90
                                             -----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



-----------------------------------------------------                                     ------------------------------------------
CUSIP No.   194194-10-6                                              13G                                 Page 2 of 5 Pages
         ----------------------------------------
-----------------------------------------------------                                     ------------------------------------------

------------- ----------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Reid W. Dennis                        SSN ####-##-####
------------- ----------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)     [ ]
                                                                               (b)     [ ]
------------- ----------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

------------- ----------------------------------------------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
---------------------------- ------- -----------------------------------------------------------------------------------------------
     NUMBER OF SHARES          5     SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH             700,043 Shares  *Includes Stock Options held by Mr. Dennis for 27,000 shares
                             ------- -----------------------------------------------------------------------------------------------
                               6     SHARED VOTING POWER

                                     N/A
                             ------- -----------------------------------------------------------------------------------------------
                               7     SOLE DISPOSITIVE POWER

                                     700,043 Shares   *Includes Stock Options held by Mr. Dennis for 27,000 shares
                             ------- -----------------------------------------------------------------------------------------------
                               8     SHARED DISPOSITIVE POWER

                                     N/A
------------- ----------------------------------------------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              700,043 Shares   *Includes Stock Options held by Mr. Dennis for 27,000 shares
------------- ----------------------------------------------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                     Excludes 1,500 shares held by Mr. Dennis as Trustee for Suzanna Weaver Dennis,
     [X]             in which he disclaims any beneficial ownership
------------- ----------------------------------------------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              7.8%
------------- ----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
SEC 1745 (2/92)

                                                         Page 2 of 5 Pages

------------- ----------------------------------------------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

              IN
------------- ----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                         Page 3 of 5 Pages

Item 1.

(a)      Name of Issuer:                                      Collagen Corporation  ("The Issuer")

(b)      Address of Issuer's Principal Executive Offices:     2500 Faber Place
                                                              Palo Alto, CA  94303
Item 2.

(a)      Name of Person[s] Filing:                            Reid W. Dennis

(b)      Address of Principal Business Office:                3000 Sand Hill Road, Bldg. 2, Suite #290
                                                              Menlo Park, CA  94025

(c)      Citizenship[/Place of Organization]:                 U.S.A.

(d)      Title of Class of Securities:                        Common Stock

(e)      CUSIP Number:                                        194194-10-6

Item 3.  Not applicable.

Item 4.  Ownership

(a)      Amount Beneficially Owned:                           700,043 Shares

(b)      Percent of Class:                                    7.8%

(c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote:  700,043 shares
   (ii)   shared power to vote or to direct the vote:  -0-
  (iii)   sole power to dispose or to direct the disposition of: 700,043 shares
   (iv)   shared power to dispose or to direct the disposition of:  -0-

Item 5.     Ownership of Five Percent or Less of a Class

[Not applicable] or [If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. N/A

Item 6. Ownership of More than Five Percent On Behalf of Another Person Not applicable.

[Not  applicable]  or  [Set  forth  relative  information;   Example:   describe
distribution by limited partnerships.] N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.     Identification and Classification of Members of the Group

Not applicable.

Item 9.     Notice of Dissolution of Group

Not applicable.

                               Page 4 of 5 Pages

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in he ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


EXHIBITS:

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             -----------------------------------
                                                         Date

                                             -----------------------------------
                                                       Signature

                                             -----------------------------------
                                                       Name/Title


                               Page 5 of 5 Pages